OMB Number 3235-0145
United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D
Under the Securities and Exchange Act of 1934

Novastar Financial, Inc.
Name of Issuer

8.90% Series C Cumulative Redeemable Preferred Stock
Title of Class of Securities

CUSIP Number 669947806

Barry Igdaloff
PO Box 317
Blacklick, Ohio 43004, 614-939-0166
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2009
Date of Event which Requires Filing of this Statement

If this filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e) (f) or (g), check the following box / /.

Note: Scheduled filed in paper format shall include a signed original and five copies of the schedule including all exhibits.
See 240.13D-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).



1	Name of Reporting Person	Barry Igdaloff

2	If a member group		a)	/    /
					b)	/   /

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		307,774
Beneficially
Owned By Each		8	Shared Voting		0
Reporting Person
With			9	Sole Dispositive	307,774

			10	Shared Dispositive	0

11	Aggregate Amount Beneficially owned	307,774

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  10.3	 %

14	Type of Reporting Person			IA

















Item	1.	Security and Issuer

		Novastar Financial, Inc.
		8.90 Series C Cumulative Redeemable Preferred Stock Par Value .01 CUSIP 669947806

		Novastar Financial, Inc.
		2114 Central, Suite 600
		Kansas City, Missouri 64108
		816 237-7000

Item	2.	Identity and Background

Barry Igdaloff

a)	Barry Igdaloff
b)	2480 Colts Neck Road
	Blacklick, Ohio 43004

c)	Present principal occupation- Investment Advisor
	Rose Capital
	2480 Colts Neck Road
	Blacklick, Ohio 43004

d)	Barry Igdaloff has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Barry Igdaloff  has not been party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.




Item 	3.	Source and Amount of Funds or Other Consideration

	All 307,774 shares were purchased with personal funds without any borrowing.
The total consideration for the purchases is $2,365,163.



Item	4.	Purpose of Transaction

The Preferred C Shares were purchased for investment.

There were no plans or proposals by the reporting person which related to or would result in the following:

a.	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer provided, however, the reporting person might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances;

b.	An extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving the issuer or any of its subsidiaries;

c.	A sale or transfer or a material amount of assets of the issuer or any of its subsidiaries;

d.	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of the terms of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or
dividend policy of the issuer;

f.	Any other material in the issuer's business or corporate structure;

g.	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h.	Causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	Any action similar to any of those enumerated above.

On March 17, 2009 Novastar Financial, Inc. notified the holders of the Novastar Financial 8.9% Series C preferred stock that as of March 31, 2009, they had the right to elect two directors to the Company's
Board of Directors as a result of the Company's failure to pay dividends for six quarters. These limited voting rights may deem the Series C Preferred Shares to be a class of voting securities, resulting in this form 13D being filed for notice purposes.

Mr. Igdaloff was elected by the Series C Preferred shareholders as a Company Director at the annual stockholders meeting held June 25, 2009.



Item	5.	Interest in Securities of the Issuer

The outstanding Preferred C Shares of the Issuer is
2,990,000 shares as of December 10, 2010.

(a)(b)	The aggregate amount owned by the reporting party is
307,774 shares or 10.3 % of the outstanding Preferred C Shares.
Included in this total is 100,125 shares owned by investment advisory clients of Mr. Igdaloff.
Mr. Igdaloff has been granted voting and dispositive power for these shares. All shares owned were disclosed in publically filed proxy material by Novastar on May 28, 2009 in connection with Mr. Igdaloff's election to the Board of Directors.



c)	None


Item	6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer between the reporting party and any other individual or entity.



Item	7.	Material to be filed as exhibits.

		None


Signature	After reasonable inquiry and to the best of my knowledge
		and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:		February 4, 2011


/s/
Barry Igdaloff